

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

VIA E-mail
Mr. Grant Johnson
Chief Executive Officer
VGambling, Inc.
Hodges Bay
Hodges Bay Road
St. Johns, Antigua and Barbuda

  Re: VGambling, Inc.
     Item 4.01 Form 8-K
     Filed October 20, 2014
     File No. 333-156302

Dear Mr. Johnson:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, or by advising us when you will provide the requested response.   If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

Item 4.01 Changes In Registrant's Certifying Accountant

1. Please revise your disclosures to meet the requirements set by Item 304(a)(2) of Regulation S-K to include if the Company consulted the newly engaged auditor on (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) Any matter that was either the subject of a disagreement or a reportable event. Consider the reportable events disclosed in your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief